Exhibit 99.62

RIGHT OF FIRST REFUSAL AGREEMENT

THIS RIGHT OF FIRST REFUSAL AGREEMENT (the “Agreement”) is entered into on 12/29/2022, (the “Effective Date”) between Bitzero ND I, LLC, a North Dakota Limited Liability Company (“Grantor”), and Cavalier County Job Development Authority a job development authority pursuant to N.D.C.C. Chapt. 11-11.1 (“Grantee”).

1.	Property

1.1          Grantor is the owner of real property and improvements thereon located in Cavalier County, North Dakota, legally described in Exhibit A attached hereto (the “Property”):

1.2          Grantors have agreed to grant to Grantee a right of first refusal to acquire the Property upon the terms and conditions herein set forth.

2.	Consideration

2.1          In consideration of the purchase of the Property owned by Grantor, and for the further consideration of Ten Dollars ($10.00) in hand paid to Grantors by Grantee, and other good and valuable consideration, the receipt and sufficiency of which are hereby confessed and acknowledged by Grantor, the parties hereto agree as hereinafter set forth.

3.	Right of First Refusal

3.1          Grantor, for Grantor and Grantor’s, successors, and assigns, hereby agrees that Grantor will not sell the Property, or any part thereof, without first offering same to Grantee for purchase. This Agreement creates in Grantee a right of first refusal to purchase the Property, or any part thereof, according to the terms and conditions hereof.

3.2          The right of first refusal granted in Paragraph 3.1 above shall be honored by Grantor and exercised in the following manner:

(a)          If, at any time, Grantors receive a bona fide third-party offer to purchase or otherwise acquire title to the Property, or any part thereof, any contract which may be entered into between Grantors and such bona fide purchaser shall specifically provide that the transaction shall be subject to the right of first refusal set forth in this document.

(b)          In the event that Grantors enter into such contract with a bona fide third-party purchaser, Grantee shall have the prior right to purchase and acquire title to the Property, or the portion thereof described in such contract, upon the same terms and conditions as therein provided.

(c)          Grantors shall submit to Grantee a copy of the executed contract with the bona fide purchaser, together with duplicate originals executed by Grantors of a contract between Grantors and Grantee, containing the same terms and conditions as the purchase and sale contract with the third-party bona fide purchaser. If, after the receipt of such documents, Grantee shall fail to exercise Grantee’s right of first refusal by signing and returning to Grantors, within 10 business days of receipt, a signed copy of said contract, together with the earnest money payment therein provided, Grantors shall have the right to conclude the proposed sale and conveyance on the same terms and conditions, and no other, as in the contract with the bona fide third-party purchaser.

(d)          Grantee’s failure to exercise Grantee’s right of first refusal, or Grantee’s written disclaimer of such right, shall be deemed a waiver and cancellation of such right of first refusal if the proposed sale and conveyance to the same bona fide third-party purchaser is consummated. If the proposed sale and conveyance to the same bona fide third-party purchaser is not consummated, the right of first refusal herein set forth shall not be deemed waived or cancelled but shall remain in full force and effect. Grantee’s failure to exercise, or Grantee’s disclaimer of, such right with respect to any transfer of less than all of the Property shall not be deemed a waiver of such right with respect to that part of the Property owned by Grantors after such transfer.

3.3          If any offer made by Grantor according to the terms and conditions herein stated is rejected or is allowed to expire without acceptance by Grantee, Grantee agrees, within 10 days after receipt of a written request from Grantors, to give to Grantor or to any third person Grantor shall designate, a written statement properly signed and acknowledged in recordable form that:

(a)          an offer has been made by Grantor in accordance with the terms and conditions of this Agreement, together with disclosure of the offering price and the terms and conditions of a proposcd sale;

(b)          said offer has been rejected by Grantee or has been allowed to expire; and

(c)          Grantor or any designated third person may rely upon such statement by Grantee as evidence of the submission and rejection or expiration of a valid offer made to Grantee pursuant to and in accordance with this Agreement.

3.4          This right of first refusal shall apply to all transactions involving a conveyance of title to the Property, or any portion thereof, including but not limited to a purchase, an exchange or any other transfer of an interest in the Property for consideration, other than a lease of no more than one year duration.

4.	Exempt Transfers

4.1          The parties hereto agree that a transfer of the Property, or any portion thereof, shall be made only after compliance with all of the provisions of this Agreement, except that the following transfers shall be exempt from the terms and conditions of this Agreement to the extent herein provided and subject to all the other terms and conditions of this Agreement:

(a)          a transfer to one or more corporations, partnerships, limited liability companies, trusts or other entities in which Grantor or Grantor’s, successors or assigns, have sufficient control to be able to cause said entities at any time to transfer the Property, or portion thereof, to Grantee and fulfill the other obligations of Grantors under the terms and conditions of this Agreement; further, Grantor covenants that during the existence of this Agreement Grantor, or Grantor’s successors or assigns, will continue to retain sufficient control of said entities to be able to cause said entities to transfer the Property or portion thereof, as aforesaid, and to fulfill all of Grantors’ obligations under this Agreement; and all certificates evidencing ownership of said entities shall be issued bearing a notation thereon that the transfer thereof is restricted and subject to the terms and conditions of this Agreement; and

(b)          a transfer by foreclosure or deed in lieu of foreclosure to any bona fide mortgagee holding a first or second lien on the Property, provided that any subsequent sale and conveyance of the Property, or any part thereof, by such lienor shall be restricted and subject to the terms and conditions of this Agreement.

4.2          If a transfer is made pursuant to the provisions of Paragraph 4.1 above, the transferee or transferees shall be bound by all the covenants, terms, and conditions of this Agreement to the same extent as the Grantors.

5.	Term of Existence

5.1          All rights and interests herein created and set forth in this Agreement shall remain in existence and shall constitute a valid encumbrance upon the Property for a period of five (5) years from the Effective Date, and no longer; except that the same shall be extinguished by the occurrence of any one or more of the following events:

(a)          a sale of the entire Property to Grantee pursuant to the exercise of the right of first refusal, as herein provided, and upon compliance by Grantors with all of the terms and conditions of this Agreement; or

(b)          a sale of the entire Property to any person other than Grantee or those persons mentioned in Paragraph 4.1 above pursuant to and upon compliance by Grantors with all of the terms and conditions of this Agreement.

6.	Miscellaneous

6.1          All offers, acceptances, and any other notices or statements contemplated or required by this Agreement shall be sent by certified or registered United States mail, return receipt requested, to the intended recipient thereof at the addresses stated on the first page of this Agreement, or to such other addresses as may be designated in writing by any party or available from a document recorded in the chain of title to the Property. Any periods of time within which action is to be taken hereunder shall commence on the date notice thereof is received.

6.2          Subject to the limitation expressed in Paragraph 5.1 above, this Agreement shall be binding upon and shall inure to the benefit of the heirs, assigns, successors, and personal representatives of the parties hereto.

6.3          This Agreement is made in North Dakota and shall be governed by and interpreted in accordance with the law of North Dakota.

6.4          A memorandum of this Agreement shall be recorded in the real property records of the Recorder’s Office in and for Cavalier County, North Dakota.

IN WITNESS WHEREOF, the parties have hereunder set their hands and seals as of the day and year first above written.

GRANTOR:

Bitzero ND I, LLC

By:
Name: Naeem Walji
Title: Chief Operations Officer

STATE OF Florida_____________________ )

)SS.

COUNTY OF Miami-Dade_______________ )

The foregoing instrument was acknowledged before me on 12/29/2022 ________________________, by Naeem Walji, the Chief Operations Officer of Bitzero ND I, LLC.

produced Florida drivers license

Notary Public Edgy Slandel Eliacin

Notarized online using audio-video communication

 (SEAL)

GRANTEE:

Cavalier County Job Development Authority

By:

Name:
Title:

STATE OF NORTH DAKOTA	)

)SS.

COUNTY OF CAVALIER	)

The foregoing instrument was acknowledged before me this _____ day of December, 2022, by ______________________________, the________________________ of the Cavalier County Job De’ clopment Authority.

Notary Public

(SEAL)